Exhibit 99.2
PRESS RELEASE — FEBRUARY 21, 2008
Based on US GAAP and expressed in US dollars
Barrick Acquires Additional 40% Interest in Cortez Property in Nevada - Cortez expected to become a million-ounce, low-cost producer
Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) announced today that it has entered into a definitive purchase and sale agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (“Rio Tinto”) to purchase its 40% interest in the Cortez Joint Venture in Nevada. The total cash consideration is $1.695 billion and the transaction is expected to be completed in Q1 2008, subject to customary closing conditions.
     “We are pleased to consolidate our interest in this Nevada property, a multi-million ounce deposit with tremendous exploration potential,” said Greg Wilkins, Barrick President and CEO. “Cortez is expected to contribute almost one million ounces of gold annually to our production profile within a few years. This acquisition reflects the Company’s strategy of focusing on our core districts, increasing our investors’ exposure to gold on a per share basis, and offering investors a quality portfolio with a balanced geo-political risk profile.”
     The acquisition will increase Barrick’s share of proven and probable reserves by 4.6 million ounces to 11.5 million ounces (100% basis)(1) and measured and indicated mineral resources by 1.4 million ounces to 3.5 million ounces (100% basis)(1). The Cortez Joint Venture is comprised of the Cortez mine and the Cortez Hills development project.
     When the Cortez Hills project is commissioned, the Cortez property is expected to become a significant contributor to Barrick’s quality Nevada production base, with average annual production between 950,000 - 1,000,000 ounces of gold (100% basis) at total cash costs of $280-$290(2) per ounce in the first full five years of production.
     Barrick will be entitled to the production and economic benefit of the remaining 40% interest in the property effective on March 1, 2008.
     “Nevada remains a key focus of our exploration dollars and we see excellent potential on the Cortez property, which shares many of the geological characteristics of our Goldstrike mine,” said Alex Davidson, Executive Vice President of Exploration and Corporate Development. (3)
     Terms of the acquisition also include a sliding scale gross royalty on 40% of all future production in excess of 15 million recovered ounces from Jan. 1, 2008. A further conditional lump-sum payment of $50 million will be payable in cash if and when Barrick adds an additional 12 million ounces of contained gold resources to the Dec. 31, 2007 reserve statement for Cortez.
     Barrick acquired its 60% interest in Cortez through its acquisition of Placer Dome in March 2006. In 2007, the Joint Venture focused on advancing the Cortez Hills project and spent $88 million for open-pit mining equipment, project infrastructure engineering, installation of dewatering wells, and completion of an additional 439 meters of the underground exploration decline. Detailed engineering is substantially complete, and permitting is expected to be complete in the second half of 2008. Cortez Hills is expected to enter into production within 15 months of the Record of Decision becoming effective. Capital costs for Cortez Hills are currently on budget and are estimated to be $480-500 million.
     The Cortez property is located approximately 60 miles south of Barrick’s flagship Goldstrike property. Barrick’s other mines in Nevada include Bald Mountain, Ruby Hill, Turquoise Ridge (75%), Round Mountain (50%), and Marigold (33%).
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT:	MEDIA CONTACT:
Deni Nicoski Vice President, Investor Relations Tel: (416)307-7410 Email: dnicoski@barrick.com	Vincent Borg Senior Vice President, Corporate Communications Tel: (416)307-7477 Email: vborg@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

(1) Proven reserves contain 15.6 million tons of ore at 0.127 oz/ton for 2.0 million ounces. Probable reserves contain 128.5 million tons of ore at 0.074 oz/ton for 9.5 million ounces. Measured resources contain 7.5 million tons of ore at 0.042 oz/ton for 0.3 million ounces. Indicated resources contain 68.7 million tons of ore at 0.046 oz/ton for 3.1 million ounces. Mineral reserves and resources have been calculated as at December 31, 2007 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Senior Vice President, Technical Services of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 100-105 of Barrick’s Year-End Report 2007.
(2) Total cash costs is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this performance measure see pages 45 to 46 of Barrick’s Year End Report 2007.
(3) Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Press Release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue’, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; adverse changes in our credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	2	PRESS RELEASE